14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

July 26, 2006
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Announces Commencement of
Summer Drill Campaign at Gahcho Kué Project

Toronto and New York, July 26, 2006 -Mountain Province Diamonds Inc (TSX: MPV, AMEX: MDM) (the “Company”) today announced that a summer core drilling campaign has commenced at the Gahcho Kué diamond project. The purpose of the drill campaign, which is being managed by project operator De Beers Canada Inc (“De Beers”), is to complete four core drill holes that were not completed during the 2005/06 advanced exploration winter program.

Two core drill holes will be sunk into the Tuzo kimberlite pipe and one drill hole will be sunk into the North Lobe of the 5034 kimberlite pipe. Two of the Tuzo drill holes are for mid-and-deep-level delineation purposes and a third core hole will be drilled for geotechnical purposes. The first Tuzo delineation drill hole has been successfully completed and the second is currently underway. The 5035 North Lobe drill hole is for mid-level delineation purposes.

Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kué diamond mine is expected to production approximately 3 million carats a year over 15 years.

Mountain Province Diamonds is a joint venture partner with De Beers Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province recently announced that it has acquired 33.5 percent of Camphor Ventures. De Beers is also the operator of the project and solely responsible for funding the project through to commercial production. By completing a bankable feasibility study De Beers has the right to increase its interest to 55 percent. Following construction and commissioning of a commercial mine, De Beers will have the right to increase its interest to 60 percent.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252